UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number 001-41662

SYLA Technologies Co., Ltd.

(Exact name of registrant as specified in its charter)

Ebisu Prime Square Tower 7F, 1-1-39

Hiroo, Shibuya-ku, Tokyo, Japan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On or about June 8, 2023, SYLA Technologies Co., Ltd. (the “Company”) will release a Notice of Convocation (the “Notice”) of the Company’s Extraordinary General Meeting of Shareholders (the “Meeting”) to be held at 3:00 p.m. (Japan Standard Time) on Friday, June 30, 2023 for the following purposes, as more fully described in the Notice:

●	Proposal 1: Partial amendment of the Company’s Articles of Incorporation
●	Proposal 2: Election of four Directors
●	Proposal 3: Election of one Corporate Auditor

Shareholders are encouraged to read the Notice, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Also on or about June 8, 2023, the Company will release (i) a voting instruction card for its Japanese stockholders (the “Japanese Card”), a copy of which is attached hereto as Exhibit 99.2 and incorporated herein by reference, and (ii) voting instruction card for holders of its American Depositary Shares, each representing 1/100 of one common share (the “ADS Card”), a copy of which is attached hereto as Exhibit 99.3 and incorporated herein by reference.

This report on Form 6-K does not constitute a proxy solicitation. Shareholders wishing to attend, and/or vote their shares at, the Meeting should refer to, and follow the instructions set forth in, the Notice and the Japanese Card or the ADS Card, as the case may be.

The information contained in any website is not a part of this report on Form 6-K.

Exhibit Index

Exhibit No.	Document
99.1	Notice of Convocation.
99.2	Voting Instruction Card for Japanese Stockholders.
99.3	Voting Instruction Card for Holders of American Depositary Shares.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYLA TECHNOLOGIES CO., LTD.

Date: June 7, 2023	By:	/s/ Hiroyuki Sugimoto
	Name:	Hiroyuki Sugimoto
	Title:	Chief Executive Officer